

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 21, 2008

Mr. Patrick Michaud
Chief Financial Officer
Industrial Minerals, Inc.
2904 South Sheridan Way, Suite 100
Oakville, Ontario L6J 7L7

> **Re:** **Industrial Minerals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2008**
> **Filed May 20, 2008**
> **Response letter dated April 4, 2008**
> **File No. 0-30651**

Dear Mr. Michaud:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2007, and prior response, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management Discussion and Analysis

Results of Operations, page 10

1.   We note your disclosure that exploration expenses in 2007 amounted to $451,695. However, your consolidated statement of operations on page F-3 discloses exploration expenses for 2007 of $418,599.   Please modify as necessary to be consistent.

2.   You also explain that exploration expenses increased in 2007 compared to 2006 "…as the Company significantly increased its development work at the Bisset Creek site…" Please note that the terms exploration and development have specific meanings as defined in Industry Guide 7. In order to avoid investor confusion, please ensure you are using these terms consistently throughout your document.

Contractual Obligations and Other Long-Term Liabilities, page 13

3.   Your disclosure states "The following table provides aggregated information about Industrial Minerals, Inc.'s outstanding contractual obligations and other long-term liabilities as of December 31, 2007 and December 31, 2006."   It appears the table presented does not include your 'Other Liabilities' as presented on your consolidated balance sheet on page F-2. Please modify as necessary.

        If your intention was to provide the contractual obligations disclosures required by Item 303(a)(5) of Regulation S-K, please modify your table to comply with all the guidance included therein.

Controls and Procedures, page 15

4.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Consolidated Statements of Operations, page F-3

5.   We note you provide a separate line item within expenses identified as 'Stock Compensation Expense'. Please modify your presentation to be consistent with the guidance provided in SAB Topic 14:F, or otherwise advise. This comment is also applicable to your Form 10-QSB for the quarter ended March 31, 2008.

6.   We note the amount of 'Stock Compensation Expense' and 'General Exploration Expense' are the same amounts for the years ended December 31, 2007 and 2006. Please confirm, if true, that the amounts are the same for the years ended December 31, 2007 and 2006. If not, please modify your disclosure accordingly.

7.   We also note the inception to December 31, 2007 column for these line items have been left blank. We also noted similar blanks for 'Gain from

extinguishment of debt', and several line items on your Consolidated Statements of Cash Flows on page F-4. Please fix these items, or tell us why such amounts have been left blank.

Consolidated Statement of Stockholders' Equity, page F-5

8.   At the end of this page you state "Amounts were restated from inception to December 31, 2007", and that "The Auditors reviewed the calculation and the overall amount between common stock and APIC ties to previously issued statements." With regard to these statements, please provide the following information:

- explain to us which amounts were restated,
- demonstrate to us how you complied with the provisions of SFAS 154,
- clarify for us what you mean when you say "The Auditors reviewed the calculation and the overall amount between common stock and APIC ties to previously issued statements." and
- tell us if such calculation and allocation was audited by your independent public accounting firm.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

Form Type

9.   We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Consolidated Statements of Operations

10.   We note from your response to comment three that in your Form 10-KSB for the
        year ended December 31, 2007 you revised to characterize results from sales of
        small graphite samples as "income earned during the exploration period."
        However, we note from your Form 10-QSB for the quarter ended March 31, 2008
        that you again report inception to date amounts of revenues. Given that you are
        still in the exploration stage and have not begun to earn revenue from production,
        modify your disclosure to refer to this line item as income earned during the
        exploration stage.

Notes to Consolidated Financial Statements

Note 6 Common Stock Options and Warrants, page 7

11.   Your response to comment six from our letter dated December 27, 2007 explains
        that you omitted to state that you adopted SFAS 123(R) in your Form 10-KSB for
        the fiscal year ended December 31, 2007, and that you would correct this error in
        your next quarterly report on Form 10-Q. Per review of your Form 10-QSB for
        the quarter ended March 31, 2008, we could not locate a discussion regarding the
        adoption or effects of applying the provisions of SFAS 123(R). Please confirm to
        us that you did adopt the provisions of SFAS 123(R) beginning with the first
        annual reporting period beginning after December 15, 2005, and revise to provide
        the disclosures required by paragraphs A240 and A241 of SFAS 123(R).

        If you conclude you will need to file an amended Form 10-KSB for the year
        ended December 31, 2007, please ensure you update all stock based compensation
        disclosures throughout that filing for the requirements of SFAS 123(R).

Controls and Procedures, page 16

12.   Your response to comment one from our letter dated December 27, 2007 states
        that you will make changes in future filings on Form 10-Q to not longer refer to
        "significant" changes in internal controls over financial reporting, and will
        disclose any change. The disclosure in your Form 10-QSB for the quarter ended
        March 31, 2008 states "There have been no material changes…" in your internal
        control over financial reporting. As requested in previous comment one, please
        revise to disclose any change in your internal controls over financial reporting
        that occurred during you most recent fiscal quarter that has "materially affected,
        or is reasonably likely to materially affect your internal control over financial
        reporting."

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Description of Properties, page 5

13.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

14.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

15.   Please disclose the following information for each of your properties:

- The nature your company's ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements.

- The basis and duration of your mineral rights, surface rights, claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

16. It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

17.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

18.   Please discuss the graphite sales market and how you intend to penetrate this market. In addition, please disclose alternative products, historical graphite prices, and primary market locations in your filing.

19.   For your information, before you can designate any "reserves" that you can disclose in SEC filings, you must demonstrate that you can penetrate the market, establish a commercially viable operation, and sell a sufficient quantity that you can make a profit after all expenses including return of capital. This generally requires industrial mineral companies to develop a final feasibility study that includes estimated quantities of material based on drilling, sampling and geologic understanding, current costs and market prices, a cash flow analysis, and a sales contract, binding letter of intent or other proof that you have a successfully marketed your material.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the

Mr. Patrick Michaud
Industrial Minerals, Inc.
July 21, 2008
Page 10

filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief